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SO 3/9/04

04004470

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Sound Securities LLC / Old ARPENT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Charles Lindbergh Blvd., Suite 400
(No. and Street)

Uniondale	NY	11553
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Landano 516-390-4621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

485 Underhill Blvd., Suite 100,	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

RECEIVED FEB 25 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Landano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARPENT SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RUSSELL C. BURCHERI
Notary Public, State of New York
No. 02BU4865281
Qualified in Nassau County
Commission Expires June 16, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARPENT SECURITIES, INC.
(AN S CORPORATION)

FINANCIAL STATEMENT

DECEMBER 31, 2003

ARPENT SECURITIES, INC.
(AN S CORPORATION)

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition at December 31, 2003	2
Statement of Income for the Year Ended December 31, 2003	3
Statement of Cash Flows for the Year Ended December 31, 2003	4
Statement of Changes in Stockholder's Equity for the Year Ended December 31, 2003	5
Notes to Financial Statements	6-9
Supplementary Information	
Computation of Net Capital for the Year Ended December 31, 2003	10
Computation of Reserve Formula for the Year Ended December 31, 2003	11
Report on Internal Control Required by SEC Rule 17a-5	

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors & Shareholders
Arpent Securities, Inc.
(An S Corporation)
Uniondale, New York

We have audited the accompanying statement of financial condition of Arpent Securities, Inc. as of December 31, 2003, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arpent Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 5, 2004

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

ARPENT SECURITIES, INC.
(AN S CORPORATION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

ASSETS:	
Cash	$30,151
Receivables from brokers and dealers	34,636
Other assets	8,166
Total Assets	**$72,953**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	14,200
STOCKHOLDER'S EQUITY:	
Common stock - no par value; 200 shares authorized; 100 shares issued and outstanding	2,000
Additional paid-in capital	54,080
Retained earnings	2,673
Total Stockholder's Equity	58,753
Total Liabilities and Stockholder's Equity	**$72,953**

The accompanying notes are an integral part of these financial statements.

ARPENT SECURITIES, INC.
(AN S CORPORATION)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$140,965
Other income	7,757
Interest income	1,338
	150,060
OPERATING EXPENSES:	
Clearance and exchange fees	62,171
Occupancy and equipment rentals	12,952
Communications and data processing	12,923
Office expenses	5,414
Travel and entertainment	17,628
Professional fees	20,450
Other operating expenses	11,933
	143,471
NET INCOME	**$6,589**

The accompanying notes are an integral part of these financial statements.

ARPENT SECURITIES, INC.
(AN S CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance January 1, 2002	$37,164	$2,000	$39,080	($3,916)
Capital contributions	15,000	-0-	15,000	-0-
Net income	6,589	-0-	-0-	6,589
Balance December 31, 2003	$58,753	$2,000	$54,080	$2,673

The accompanying notes are an integral part of these financial statements.

ARPENT SECURITIES, INC.
(AN S CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$6,589
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables from brokers and dealers	(34,329)
Increase in other assets	(3,639)
Increase in accounts payable, accrued expenses and other liabilities	12,900
NET CASH USED IN OPERATING ACTIVITIES	(18,479)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments for property and equipment	-0-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Additional paid-in capital	15,000
NET DECREASE IN CASH	(3,479)
CASH, BEGINNING OF YEAR	33,630
CASH, END OF YEAR	**$30,151**

The accompanying notes are an integral part of these financial statements.

ARPENT SECURITIES, INC.
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

The Company was incorporated in the State of New York on June 14, 2002, and is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consists of highly liquid investments with a maturity of three months or less when purchased.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis.

Intangible Assets

Intangible assets include costs incurred in organizing and starting up the broker dealer. These costs are being amortized over the term of five years utilizing the straight-line method.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Federal and state income taxes have not been provided for because the stockholder has elected to have the Company treated as an S Corporation for income tax purposes as provided for in Section 1362(a) of the Internal Revenue Code. As such the Corporation's income or loss and credits are passed through to the stockholder and are reported on his individual income tax return.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3 - DUE FROM CLEARING BROKER

The following amounts are due from the Company's clearing broker as reflected on the statement of financial condition as of December 31, 2003:

Commissions receivable	$ 9,583
Good faith deposits	25,053
	$ 34,636

4 - INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	Years Amortized	
Start-up and Organization Costs	5	$ 4,605
Less: accumulated amortization		1,001
		$ 3,604

Amortization expense amounted to $921 for the year ended December 31, 2003.

4 - INTANGIBLE ASSETS (CONT'D).

Estimated aggregate amortization expense is as follows:

Year Ending December 31:	
2004	$ 921
2005	921
2006	921
2007	841
	$ 3,604

5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company has net capital of $49,953 which was $44,953 in excess of its required net capital of $5,000. The Company's net capital ratio was .28 to 1.

6 - COMMITMENTS AND CONTINGENCIES

The Company is contingently liable for losses incurred by its clearing brokers from defaults in payment of funds or delivery of securities by any introduced customer accounts.

The Company occupies facilities pursuant to a month-to-month agreement.

7 - CONCENTRATION OF CREDIT RISK

Customer transactions are cleared through another broker-dealer on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the broker-dealer may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

7 - CONCENTRATION OF CREDIT RISK (CONT'D).

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2003, there were no significant customer accounts having unsecured debit balances that presented any risk.

The Company maintains its cash balances in one financial institution located in Uniondale, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

ARPENT SECURITIES, INC.
(AN S CORPORATION)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL		
Total stockholder's equity		$58,753
Less: Nonallowable assets		
Receivable from broker-dealer	634	
Other assets	8,166	
		8,800
Net capital		49,953
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $14,200 pursuant to Rule 15C3-1		947
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		5,000
EXCESS NET CAPITAL		44,953
EXCESS NET CAPITAL AT 1,000 %		48,533
AGGREGATE INDEBTEDNESS		14,200
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.28

The accompanying notes are an integral part of these financial statements.

ARPENT SECURITIES, INC.
(AN S CORPORATION)
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2003

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

The accompanying notes are an integral part of these financial statements.

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors of
Arpent Securities, Inc.
(An S Corporation)
Uniondale, New York

In planning and performing our audit of the financial statements and supplemental schedules of Arpent Securities, Inc. ("The Company") for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of compliance, with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15(c)3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reductions of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 5, 2004